04024412

RECD S.E.C.

APR 16 2004

1086

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt,Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 243/2004

April 16, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

4/19

CS026-4-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

Ref. FA. 028/2004

April 16, 2004

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statements

Enclosed herewith, please find copies of the unreviewed financial statements for the first quarter ending March 31, 2004 in SET Smart compared with those of various accounting periods previously reported.

Document no. 1 Summary Statement of Assets and Liabilities as of March 31, 2004.

Document no. 2 Consolidated Balance Sheet as of March 31, 2004, compared with Consolidated Balance Sheets ending December 31, 2003 and September 30, 2003.

Document no. 3 The Bank's Balance Sheet as of March 31, 2004, compared with Balance Sheets ending December 31, 2003 and September 30, 2003.

Document no. 4 Consolidated Statement of Income for the first quarter ending March 31, 2004 compared with the first quarter ending March 31, 2003.

Document no. 5 The Bank's Statement of Income for the first quarter ending March 31, 2004 compared with the first quarter ending March 31, 2003.

Document no. 6 Consolidated Statement of Income for the first quarter ending March 31, 2004 compared with the fourth quarter ending December 31, 2003.

Document no. 7 The Bank's Statement of Income for the first quarter ending March 31, 2004 compared with the fourth quarter ending December 31, 2003.

Document no. 8 Summary of operating results for the first quarter of 2004.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(Mr. Banthoon Lamsam)

Chief Executive Officer

Document no. 1

KASIKORNBANK

SUMMARY STATEMENT OF ASSETS AND LIABILITIES [1/]

As of March 31, 2004

Assets	Baht	Liabilities	Baht
[illegible]	9,298,608,305.03	Deposits	709,153,313,431.59
Interbank and money market items	93,211,597,968.46	Interbank and money market items	5,750,602,889.40
Securities purchased under resale agreements	41,000,000,000.00	Liabilities payable on demand	4,602,487,569.38
Investments in securities, net	129,980,153,194.21	Securities sold under repurchase agreements	-
(with obligations Baht [illegible])		Borrowings	19,834,221,447.42
Credit advances (net of allowance for doubtful accounts)	486,787,900,555.21	Bank's liabilities under acceptances	712,777,371.13
Accrued interest receivables	1,455,086,658.02	Other liabilities	11,189,223,025.35
Properties foreclosed, net	11,503,551,884.84	Total liabilities	751,242,625,734.27
Customers' liabilities under acceptances	712,777,371.13		
Premises and equipment, net	21,746,722,492.03		
Other assets	8,531,014,907.94	Shareholders' equity	
		Paid-up share capital	
		(registered share capital Baht [illegible])	23,615,512,490.00
		Reserves and net profit after appropriation	13,507,363,364.20
		Other reserves and profit and loss account	15,861,911,748.40
		Total shareholders' equity	52,984,787,602.60
Total Assets	804,227,413,336.87	Total liabilities and shareholders' equity	804,227,413,336.87
Customers' liabilities under unmatured bills	3,310,962,585.94	Bank's liabilities under unmatured bills	3,310,962,585.94
Total	807,538,375,922.81	Total	807,538,375,922.81

	Baht
Non-Performing Loans as of March 31, 2004 (Quarterly) (12.06% of total loans before allowance for doubtful accounts)	[illegible],743,[illegible],677.62
Required provisioning for loan loss, as of March 31, 2004 (Quarterly)	35,09[illegible],749.27
Actual allowance for doubtful accounts	[illegible],062,049.74
Loans to related parties	[illegible],106.30
Loans to related asset management companies	18,[illegible],000,000.00
Loans to related parties due to debt restructuring	[illegible],768.33
Borrowing as part of subordinated debentures and preferred shares to be included in [illegible] capital	
permitted by the Bank of Thailand	
Legal capital fund	[illegible]
Changes in assets and liabilities [illegible]	
[illegible]	
[illegible]	
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]

[illegible]

[illegible]

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	March 31, 2004 (Unaudited) (Unreviewed) Baht	December 31, 2003 (Audited) Baht	September 30, 2003 (Unaudited) (Reviewed) Baht
ASSETS			
Cash	9,298,711,225.53	18,699,183,946.16	8,316,478,333.69
Interbank and money market items			
Domestic items			
Interest bearing	930,258,403.12	419,048,121.40	1,588,634,568.42
Non - interest bearing	4,010,135,813.24	2,844,647,737.45	2,377,155,520.44
Foreign items			
Interest bearing	88,047,038,537.97	101,492,418,239.70	85,437,922,516.98
Non - interest bearing	336,657,069.67	165,862,337.96	170,412,434.56
Total Interbank and Money Market Items - net	93,324,089,824.00	104,921,976,436.51	89,574,125,040.40
Securities purchased under resale agreements	41,000,000,000.00	31,710,000,000.00	55,000,000,000.00
Investments			
Current investments - net	48,928,451,278.26	65,490,620,866.26	64,341,935,768.91
Long-term investments - net	74,645,559,255.26	69,240,414,799.65	86,634,474,097.50
Investments in subsidiaries and associated companies - net	494,167,641.68	523,151,116.80	1,271,280,442.73
Total Investments - net	124,068,178,175.20	135,254,186,782.71	152,247,690,309.14
Loans and accrued interest receivables			
Loans	551,154,612,190.85	547,917,919,933.65	524,025,050,415.00
Accrued interest receivables	2,831,601,420.15	2,970,945,258.41	3,129,378,498.42
Total Loans and Accrued Interest Receivables	553,986,213,611.00	550,888,865,192.06	527,154,428,913.42
Less Allowance for doubtful accounts	(55,619,757,228.69)	(59,268,090,725.79)	(64,088,382,914.11)
Less Revaluation allowance for debt restructuring	(7,173,759,226.51)	(6,665,399,430.61)	(5,511,011,324.92)
Less Normalized provisioning	(1,800,000,000.00)	(1,600,000,000.00)	(1,400,000,000.00)
Total Loans and Accrued Interest Receivables - net	489,392,697,155.80	483,355,375,035.66	456,155,034,674.39
Properties foreclosed - net	15,117,412,764.62	14,516,837,349.99	15,146,351,420.77
Customers' liability under acceptances	712,777,371.13	676,184,147.52	658,816,598.28
Premises and equipment - net	22,298,074,013.67	22,257,887,644.15	22,218,356,921.56
Deferred tax assets	45,686,863.60	43,053,849.91	41,207,530.64
Accrued income receivables	1,563,505,224.76	1,671,418,278.30	2,408,943,961.74
Forward exchange contract revaluation	1,701,245,853.30	3,713,330,066.96	6,260,560,603.72
Other assets - net	5,763,402,322.12	4,511,107,106.59	3,445,852,848.56
Total Assets	804,285,780,793.73	821,330,540,644.46	811,473,418,242.89

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	March 31, 2004 (Unaudited) (Unreviewed) Baht	December 31, 2003 (Audited) Baht	September 30, 2003 (Unaudited) (Reviewed) Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	705,729,572,662.07	682,385,560,026.79	687,408,190,798.65
Deposits in foreign currencies	2,806,238,776.42	2,560,416,551.27	2,829,681,106.10
Total Deposits	708,535,811,438.49	684,945,976,578.06	690,237,871,904.75
Interbank and money market items			
Domestic items			
Interest bearing	2,516,279,215.15	1,890,287,246.89	4,211,426,826.02
Non - interest bearing	2,924,933,838.42	4,221,597,522.11	1,395,644,909.95
Foreign items			
Interest bearing	80,469,037.61	486,057,708.68	656,795,403.68
Non - interest bearing	453,920,798.22	502,928,879.50	171,085,276.46
Total Interbank and Money Market Items	5,975,602,889.40	7,100,871,357.18	6,434,952,416.11
Liability payable on demand	4,602,487,569.38	7,041,817,602.46	2,943,117,967.81
Borrowings			
Long-term borrowings	19,834,221,447.42	59,841,317,549.36	47,910,865,099.78
Total Borrowings	19,834,221,447.42	59,841,317,549.36	47,910,865,099.78
Bank' s liability under acceptances	712,777,371.13	676,184,147.52	658,816,598.28
Deferred tax liabilities	3,254,346,368.09	3,346,832,441.73	3,800,600,355.69
Forward exchange contract revaluation	814,440,345.61	719,697,679.15	958,491,702.24
Accrued interest payables	1,651,806,095.23	2,564,045,074.15	3,033,980,822.23
Other liabilities	5,638,233,819.85	6,281,045,538.92	7,465,313,282.66
Total Liabilities	751,019,727,344.60	772,517,787,968.53	763,444,010,149.55

Document no. 2

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	March 31, 2004 (Unaudited) (Unreviewed) Baht	December 31, 2003 (Audited) Baht	September 30, 2003 (Unaudited) (Reviewed) Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	-	5,473,450.00	5,473,450.00
2,361,551,249 ordinary shares, Baht 10 par value	23,615,512,490.00		
2,353,518,072 ordinary shares, Baht 10 par value		23,535,180,720.00	23,535,180,720.00
Premium on share capital			
Premium on preferred shares	-	27,367,250.00	27,367,250.00
Premium on ordinary shares	17,516,311,880.51	49,497,553,190.49	49,497,553,190.49
Premium on expired warrants	-	5,520,432,199.21	5,520,432,199.21
Appraisal surplus on asset revaluation	6,206,864,598.53	6,231,844,413.68	6,267,368,325.54
Revaluation surplus on investments	1,249,197,450.71	1,312,639,265.92	2,545,172,409.43
Retained earnings (deficit)			
Appropriated			
Legal reserve	-	800,000,000.00	800,000,000.00
Other reserves	-	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	4,396,901,182.85	(65,148,234,898.23)	(67,186,619,554.85)
	52,984,787,602.60	48,457,555,591.07	47,687,227,989.82
Minority interests	281,265,846.53	355,197,084.86	342,180,103.52
Total Shareholders' Equity	53,266,053,449.13	48,812,752,675.93	48,029,408,093.34
Total Liabilities and Shareholders' Equity	804,285,780,793.73	821,330,540,644.46	811,473,418,242.89
Off-balance sheet items - contingencies			
Avals on bills and guarantees of loans	3,082,975,181.09	5,536,811,551.52	5,608,366,837.35
Liability under unmatured import bills	3,310,962,585.94	3,187,732,092.96	2,747,438,444.09
Letters of credit	13,054,757,010.18	9,995,789,833.70	8,893,463,348.59
Other contingencies	455,487,331,108.17	431,328,285,405.73	392,464,524,725.60

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	March 31, 2004 (Unaudited) (Unreviewed) Baht	December 31, 2003 (Audited) Baht	September 30, 2003 (Unaudited) (Reviewed) Baht
ASSETS			
Cash	9,298,608,305.03	18,699,095,513.41	8,316,407,134.94
Interbank and money market items			
Domestic items			
Interest bearing	809,382,399.90	131,540,875.15	1,497,177,736.66
Non - interest bearing	4,018,519,960.92	2,854,343,708.25	2,420,219,952.62
Foreign items			
Interest bearing	88,047,038,537.97	101,492,418,239.70	85,437,922,516.98
Non - interest bearing	336,657,069.67	165,862,337.96	170,412,434.56
Total Interbank and Money Market Items - net	93,211,597,968.46	104,644,165,161.06	89,525,732,640.82
Securities purchased under resale agreements	41,000,000,000.00	31,710,000,000.00	55,000,000,000.00
Investments			
Current investments - net	48,815,098,759.83	65,006,385,567.27	64,042,839,097.60
Long-term investments - net	71,489,855,064.17	65,939,348,013.22	82,531,514,998.86
Investments in subsidiaries and associated companies - net	9,675,199,370.21	9,818,950,721.07	10,975,528,301.25
Total Investments - net	129,980,153,194.21	140,764,684,301.56	157,549,882,397.71
Loans and accrued interest receivables			
Loans	533,891,830,644.06	530,089,906,028.62	504,862,511,263.51
Accrued interest receivables	1,455,086,658.02	1,485,101,971.78	1,537,709,899.29
Total Loans and Accrued Interest Receivables	535,346,917,302.08	531,575,008,000.40	506,400,221,162.80
Less Allowance for doubtful accounts	(40,131,883,832.46)	(42,995,675,552.34)	(46,172,229,691.16)
Less Revaluation allowance for debt restructuring	(5,172,046,256.39)	(4,721,214,714.45)	(3,741,556,410.72)
Less Normalized provisioning	(1,800,000,000.00)	(1,600,000,000.00)	(1,400,000,000.00)
Total Loans and Accrued Interest Receivables - net	488,242,987,213.23	482,258,117,733.61	455,086,435,060.92
Properties foreclosed - net	11,503,551,884.84	10,860,375,379.21	11,528,713,643.57
Customers' liability under acceptances	712,777,371.13	676,184,147.52	658,816,598.28
Premises and equipment - net	21,746,722,492.03	21,697,577,197.53	21,646,561,949.16
Accrued income receivables	1,479,663,062.92	1,597,517,158.96	2,340,587,294.72
Forward exchange contract revaluation	1,701,245,853.30	3,713,330,066.96	6,260,560,603.72
Other assets - net	5,350,105,991.72	4,254,568,688.17	3,191,483,683.82
Total Assets	804,227,413,336.87	820,875,615,347.99	811,105,181,007.66

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	March 31, 2004 (Unaudited) (Unreviewed) Baht	December 31, 2003 (Audited) Baht	September 30, 2003 (Unaudited) (Reviewed) Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	706,347,074,655.17	682,661,690,671.96	688,052,380,154.34
Deposits in foreign currencies	2,806,238,776.42	2,560,416,551.27	2,829,681,106.10
Total Deposits	709,153,313,431.59	685,222,107,223.23	690,882,061,260.44
Interbank and money market items			
Domestic items			
Interest bearing	2,291,279,215.15	1,685,287,246.89	3,806,426,826.02
Non - interest bearing	2,924,933,838.42	4,221,597,522.11	1,395,644,909.95
Foreign items			
Interest bearing	80,469,037.61	486,057,708.68	656,795,403.68
Non - interest bearing	453,920,798.22	502,928,879.50	171,085,276.46
Total Interbank and Money Market Iitems	5,750,602,889.40	6,895,871,357.18	6,029,952,416.11
Liability payable on demand	4,602,487,569.38	7,041,817,602.46	2,943,117,967.81
Borrowings			
Long-term borrowings	19,834,221,447.42	59,841,317,549.36	47,910,865,099.78
Total Borrowings	19,834,221,447.42	59,841,317,549.36	47,910,865,099.78
Bank' s liability under acceptances	712,777,371.13	676,184,147.52	658,816,598.28
Deferred tax liabilities	3,254,346,368.09	3,346,832,441.73	3,800,600,355.69
Forward exchange contract revaluation	814,440,345.61	719,697,679.15	958,491,702.24
Accrued interest payables	1,651,794,253.40	2,563,807,046.76	3,031,081,219.49
Other liabilities	5,468,642,058.25	6,110,424,709.53	7,202,966,398.00
Total Liabilities	751,242,625,734.27	772,418,059,756.92	763,417,953,017.84

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	March 31, 2004 (Unaudited) (Unreviewed) Baht	December 31, 2003 (Audited) Baht	September 30, 2003 (Unaudited) (Reviewed) Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	-	5,473,450.00	5,473,450.00
2,361,551,249 ordinary shares, Baht 10 par value	23,615,512,490.00		
2,353,518,072 ordinary shares, Baht 10 par value		23,535,180,720.00	23,535,180,720.00
Premium on share capital			
Premium on preferred shares	-	27,367,250.00	27,367,250.00
Premium on ordinary shares	17,516,311,880.51	49,497,553,190.49	49,497,553,190.49
Premium on expired warrants	-	5,520,432,199.21	5,520,432,199.21
Appraisal surplus on asset revaluation	6,206,864,598.53	6,231,844,413.68	6,267,368,325.54
Revaluation surplus on investments	1,249,197,450.71	1,312,639,265.92	2,545,172,409.43
Retained earnings (deficit)			
Appropriated			
Legal reserve	-	800,000,000.00	800,000,000.00
Other reserves	-	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	4,396,901,182.85	(65,148,234,898.23)	(67,186,619,554.85)
Total Shareholders' Equity	52,984,787,602.60	48,457,555,591.07	47,687,227,989.82
Total Liabilities and Shareholders' Equity	804,227,413,336.87	820,875,615,347.99	811,105,181,007.66
Off-balance sheet items - contingencies			
Avals on bills and guarantees of loans	3,082,975,181.09	5,536,811,551.52	5,608,366,837.35
Liability under unmatured import bills	3,310,962,585.94	3,187,732,092.96	2,747,438,444.09
Letters of credit	13,054,757,010.18	9,995,789,833.70	8,893,463,348.59
Other contingencies	455,420,058,591.34	431,274,387,967.90	392,417,069,116.23

Document no. 4

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

	Consolidated			
	2004 (Unreviewed) Baht	2003 (Reviewed) Baht	Change Baht	%
Interest and dividend income				
Loans	6,502,603,028.72	6,217,787,667.31	284,815,361.41	4.58
Interbank and money market items	451,442,502.61	618,255,715.06	(166,813,212.45)	(26.98)
Investments	982,778,041.04	1,488,358,387.94	(505,580,346.90)	(33.97)
Total Interest and Dividend Income	7,936,823,572.37	8,324,401,770.31	(387,578,197.94)	(4.66)
Interest expense				
Deposits	1,421,944,211.68	2,455,956,412.31	(1,034,012,200.63)	(42.10)
Interbank and money market items	41,932,013.64	67,321,635.77	(25,389,622.13)	(37.71)
Long-term Borrowings	410,158,983.21	1,277,505,063.06	(867,346,079.85)	(67.89)
Total Interest Expense	1,874,035,208.53	3,800,783,111.14	(1,926,747,902.61)	(50.69)
Net income from interest and dividend	6,062,788,363.84	4,523,618,659.17	1,539,169,704.67	34.03
Bad debt and doubtful accounts (reversal)	(2,155,502,324.87)	(3,437,436,104.16)	1,281,933,779.29	37.29
Loss on debt restructuring	2,545,955,853.64	3,552,522,957.07	(1,006,567,103.43)	(28.33)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	5,472,334,835.07	4,208,531,806.26	1,263,803,028.81	30.03
Non-interest income				
Gain on investments	877,559,174.29	340,336,295.68	537,222,878.61	157.85
Share of profit (loss) from investments on equity method	19,400,179.67	(4,650,897.26)	24,051,076.93	517.13
Fees and service income				
Acceptances, aval and guarantees	135,119,804.11	138,342,893.09	(3,223,088.98)	(2.33)
Others	1,676,288,527.35	1,434,072,522.07	242,216,005.28	16.89
Gain on exchanges	402,916,896.59	513,331,232.35	(110,414,335.76)	(21.51)
Gain on transfer of financial assets	12,621,778.70	-	12,621,778.70	100.00
Other income	243,399,548.88	202,593,464.17	40,806,084.71	20.14
Total Non-interest Income	3,367,305,909.59	2,624,025,510.10	743,280,399.49	28.33

Document no. 4

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

	Consolidated			
	2004 (Unreviewed)	2003 (Reviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,489,592,409.47	1,269,160,417.40	220,431,992.07	17.37
Premises and equipment expenses	824,415,183.99	796,590,248.81	27,824,935.18	3.49
Taxes and duties	346,421,651.48	305,328,597.75	41,093,053.73	13.46
Fees and service expenses	708,496,784.72	670,190,276.39	38,306,508.33	5.72
Directors' remuneration	14,518,983.87	14,518,983.87	-	-
Loss on impairment of properties foreclosed	63,728,415.98	94,969,226.21	(31,240,810.23)	(32.90)
Contributions to Financial Institutions Development Fund	692,616,859.35	662,686,344.57	29,930,514.78	4.52
Other expenses	297,049,206.19	366,284,280.75	(69,235,074.56)	(18.90)
Total Non-interest Expenses	4,436,839,495.05	4,179,728,375.75	257,111,119.30	6.15
Income before income tax	4,402,801,249.61	2,652,828,940.61	1,749,972,309.00	65.97
Income tax expense	19,139,203.22	(773,157.15)	19,912,360.37	2,575.46
Net income before minority interests	4,383,662,046.39	2,653,602,097.76	1,730,059,948.63	65.20
Minority interests in net income	(11,740,678.69)	(5,637,596.31)	(6,103,082.38)	(108.26)
Net income	4,371,921,367.70	2,647,964,501.45	1,723,956,866.25	65.10
Basic earnings per share	1.85	1.13	0.72	63.72
Number of the weighted average number of ordinary shares (shares)	2,360,820,976.52	2,352,547,372.00	8,273,604.52	0.35

Document no. 5

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

	The Bank			
	2004 (Unreviewed)	2003 (Reviewed)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,098,864,473.36	6,047,772,996.09	51,091,477.27	0.84
Interbank and money market items	450,951,767.03	617,607,314.27	(166,655,547.24)	(26.98)
Investments	962,348,070.49	1,184,313,385.65	(221,965,315.16)	(18.74)
Total Interest and Dividend Income	7,512,164,310.88	7,849,693,696.01	(337,529,385.13)	(4.30)
Interest expense				
Deposits	1,421,944,211.68	2,455,956,412.31	(1,034,012,200.63)	(42.10)
Interbank and money market items	40,997,538.86	63,710,371.12	(22,712,832.26)	(35.65)
Long-term borrowings	410,158,983.21	1,277,505,063.06	(867,346,079.85)	(67.89)
Total Interest Expense	1,873,100,733.75	3,797,171,846.49	(1,924,071,112.74)	(50.67)
Net income from interest and dividend	5,639,063,577.13	4,052,521,849.52	1,586,541,727.61	39.15
Bad debt and doubtful accounts (reversal)	(1,759,187,234.05)	(3,477,042,416.77)	1,717,855,182.72	49.41
Loss on debt restructuring	1,830,493,370.47	3,477,042,416.77	(1,646,549,046.30)	(47.35)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	5,367,757,440.71	3,852,521,849.52	1,515,235,591.19	39.33
Non-interest income				
Gain on investments	844,191,328.09	430,254,925.29	413,936,402.80	96.21
Share of profit from investments on equity method	123,192,649.49	145,583,224.19	(22,390,574.70)	(15.38)
Fees and service income				
Acceptances, aval and guarantees	135,119,804.11	138,342,893.09	(3,223,088.98)	(2.33)
Others	1,482,936,531.50	1,335,067,306.32	147,869,225.18	11.08
Gain on exchanges	402,916,896.59	513,331,232.35	(110,414,335.76)	(21.51)
Other income	237,209,656.64	184,547,548.11	52,662,108.53	28.54
Total Non-interest Income	3,225,566,866.42	2,747,127,129.35	478,439,737.07	17.42

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

	The Bank			
	2004	2003	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,416,796,507.59	1,227,674,223.92	189,122,283.67	15.40
Premises and equipment expenses	800,519,892.81	774,980,716.65	25,539,176.16	3.30
Taxes and duties	328,463,306.72	298,079,574.87	30,383,731.85	10.19
Fees and service expenses	688,748,431.64	543,753,537.07	144,994,894.57	26.67
Directors' remuneration	11,886,483.87	11,886,483.87	-	-
Loss on impairment of properties foreclosed	63,728,415.98	92,877,301.14	(29,148,885.16)	(31.38)
Contributions to Financial Institutions Development Fund	692,616,859.35	662,686,344.57	29,930,514.78	4.52
Other expenses	229,348,676.53	351,005,599.92	(121,656,923.39)	(34.66)
Total Non-interest Expenses	4,232,108,574.49	3,962,943,782.01	269,164,792.48	6.79
Income before income tax	4,361,215,732.64	2,636,705,196.86	1,724,510,535.78	65.40
Income tax expense	(10,705,635.06)	(11,259,304.59)	553,669.53	4.92
Net income	4,371,921,367.70	2,647,964,501.45	1,723,956,866.25	65.10
Basic earnings per share	1.85	1.13	0.72	63.72
Number of the weighted average number of ordinary shares (shares)	2,360,820,976.52	2,352,547,372.00	8,273,604.52	0.35

Document no. 6

สินคารกสิกรไทย KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND DECEMBER 31, 2003

	Consolidated			
	March 31, 2004 (Unreviewed)	December 31, 2003 (Unreviewed)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,502,603,028.72	6,656,446,085.41	(153,843,056.69)	(2.31)
Interbank and money market items	451,442,502.61	467,803,668.55	(16,361,165.94)	(3.50)
Investments	982,778,041.04	1,017,747,932.28	(34,969,891.24)	(3.44)
Total Interest and Dividend Income	7,936,823,572.37	8,141,997,686.24	(205,174,113.87)	(2.52)
Interest expense				
Deposits	1,421,944,211.68	1,464,637,369.15	(42,693,157.47)	(2.91)
Interbank and money market items	41,932,013.64	43,155,981.90	(1,223,968.26)	(2.84)
Long-term Borrowings	410,158,983.21	1,381,864,063.13	(971,705,079.92)	(70.32)
Total Interest Expense	1,874,035,208.53	2,889,657,414.18	(1,015,622,205.65)	(35.15)
Net income from interest and dividend	6,062,788,363.84	5,252,340,272.06	810,448,091.78	15.43
Bad debt and doubtful accounts (reversal)	(2,155,502,324.87)	(3,607,276,115.15)	1,451,773,790.28	40.25
Loss on debt restructuring	2,545,955,853.64	4,269,402,865.75	(1,723,447,012.11)	(40.37)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	5,472,334,835.07	4,390,213,521.46	1,082,121,313.61	24.65
Non-interest income				
Gain (loss) on investments	877,559,174.29	(296,919,894.80)	1,174,479,069.09	395.55
Share of profit from investments on equity method	19,400,179.67	153,513,587.76	(134,113,408.09)	(87.36)
Fees and service income				
Acceptances, aval and guarantees	135,119,804.11	132,855,478.02	2,264,326.09	1.70
Other	1,676,288,527.35	1,696,413,866.29	(20,125,338.94)	(1.19)
Gain on exchanges	402,916,896.59	324,359,480.98	78,557,415.61	24.22
Gain (loss) on transfer of financial assets	12,621,778.70	(157,785,670.80)	170,407,449.50	108.00
Other income	243,399,548.88	176,780,788.65	66,618,760.23	37.68
Total Non-interest Income	3,367,305,909.59	2,029,217,636.10	1,338,088,273.49	65.94

Document no. 6

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND DECEMBER 31, 2003

	Consolidated			
	March 31, 2004 (Unreviewed)	December 31, 2003 (Unreviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,489,592,409.47	1,355,360,984.13	134,231,425.34	9.90
Premises and equipment expenses	824,415,183.99	790,043,929.99	34,371,254.00	4.35
Taxes and duties	346,421,651.48	308,971,127.60	37,450,523.88	12.12
Fees and service expenses	708,496,784.72	817,593,962.60	(109,097,177.88)	(13.34)
Directors' remuneration	14,518,983.87	13,536,483.28	982,500.59	7.26
Loss on impairment of properties foreclosed	63,728,415.98	109,465,685.78	(45,737,269.80)	(41.78)
Contributions to Financial Institutions Development Fund	692,616,859.35	680,517,119.19	12,099,740.16	1.78
Other expenses	297,049,206.19	315,380,846.69	(18,331,640.50)	(5.81)
Total Non-interest Expenses	4,436,839,495.05	4,390,870,139.26	45,969,355.79	1.05
Income before income tax	4,402,801,249.61	2,028,561,018.30	2,374,240,231.31	117.04
Income tax expense	19,139,203.22	12,683,292.20	6,455,911.02	50.90
Net income before minority interests	4,383,662,046.39	2,015,877,726.10	2,367,784,320.29	117.46
Minority interests in net income	(11,740,678.69)	(13,016,981.34)	1,276,302.65	9.80
Net income	4,371,921,367.70	2,002,860,744.76	2,369,060,622.94	118.28
Basic earnings per share	1.85	0.85	1.00	117.65
Number of the weighted average number of ordinary shares (shares)	2,360,820,976.52	2,353,518,072.00	7,302,904.52	0.31

Document no. 7

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND DECEMBER 31, 2003

	The Bank			
	March 31, 2004 (Unreviewed) Baht	December 31, 2003 (Unreviewed) Baht	Change Baht	%
Interest and dividend income				
Loans	6,098,864,473.36	6,142,663,115.02	(43,798,641.66)	(0.71)
Interbank and money market items	450,951,767.03	467,154,803.56	(16,203,036.53)	(3.47)
Investments	962,348,070.49	1,015,184,014.37	(52,835,943.88)	(5.20)
Total Interest and Dividend Income	7,512,164,310.88	7,625,001,932.95	(112,837,622.07)	(1.48)
Interest expense				
Deposits	1,421,944,211.68	1,464,637,369.15	(42,693,157.47)	(2.91)
Interbank and money market items	40,997,538.86	41,614,630.22	(617,091.36)	(1.48)
Long-term borrowings	410,158,983.21	1,381,864,063.13	(971,705,079.92)	(70.32)
Total Interest Expense	1,873,100,733.75	2,888,116,062.50	(1,015,015,328.75)	(35.14)
Net income from interest and dividend	5,639,063,577.13	4,736,885,870.45	902,177,706.68	19.05
Bad debt and doubtful accounts (reversal)	(1,759,187,234.05)	(2,957,634,560.38)	1,198,447,326.33	40.52
Loss on debt restructuring	1,830,493,370.47	3,334,060,188.78	(1,503,566,818.31)	(45.10)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	5,367,757,440.71	4,160,460,242.05	1,207,297,198.66	29.02
Non-interest income				
Gain (loss) on investments	844,191,328.09	(100,346,954.52)	944,538,282.61	941.27
Share of profit (loss) from investments on equity method	123,192,649.49	(192,981,219.62)	316,173,869.11	163.84
Fees and service income				
Acceptances, aval and guarantees	135,119,804.11	132,855,478.02	2,264,326.09	1.70
Others	1,482,936,531.50	1,526,830,583.11	(43,894,051.61)	(2.87)
Gain on exchanges	402,916,896.59	324,359,480.98	78,557,415.61	24.22
Other income	237,209,656.64	200,717,284.43	36,492,372.21	18.18
Total Non-interest Income	3,225,566,866.42	1,891,434,652.40	1,334,132,214.02	70.54

Document no. 7

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND DECEMBER 31, 2003

	The Bank			
	March 31, 2004 (Unreviewed)	December 31, 2003 (Unreviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,416,796,507.59	1,294,735,965.24	122,060,542.35	9.43
Premises and equipment expenses	800,519,892.81	764,904,275.42	35,615,617.39	4.66
Taxes and duties	328,463,306.72	297,553,560.10	30,909,746.62	10.39
Fees and service expenses	688,748,431.64	593,628,545.02	95,119,886.62	16.02
Directors' remuneration	11,886,483.87	11,886,483.28	0.59	-
Loss on impairment of properties foreclosed	63,728,415.98	109,465,685.78	(45,737,269.80)	(41.78)
Contributions to Financial Institutions Development Fund	692,616,859.35	680,517,119.19	12,099,740.16	1.78
Other expenses	229,348,676.53	311,567,049.33	(82,218,372.80)	(26.39)
Total Non-interest Expenses	4,232,108,574.49	4,064,258,683.36	167,849,891.13	4.13
Income before income tax	4,361,215,732.64	1,987,636,211.09	2,373,579,521.55	119.42
Income tax expense	(10,705,635.06)	(15,224,533.67)	4,518,898.61	29.68
Net income	4,371,921,367.70	2,002,860,744.76	2,369,060,622.94	118.28
Basic earnings per share	1.85	0.85	1.00	117.65
Number of the weighted average number of ordinary shares (shares)	2,360,820,976.52	2,353,518,072.00	7,302,904.52	0.31

Supplementary

From the first quarter of 2004 onward, the Bank will provide unreviewed or unaudited financial statements in both Consolidated and Bank-only formats to rapidly deliver a complete financial picture to financial users.

The Bank and its subsidiaries recorded a net profit in the first quarter of 2004 of Baht 4,372 million, up Baht 2,369 million over the preceding quarter, mainly stemming from:

- Interest expense from long-term borrowings diminished by Baht 972 million from the preceding quarter. This reflected the Bank's redemption of the Subordinated Debentures cum Preferred Shares No. 1 (Stapled Limited Interest Preferred Stock: SLIPS) of Baht 19,967 million and the Thai Farmers Bank Public Company Limited Subordinated Debentures No. 2 totaling Baht 20,000 million with an interest rate of 22.296175% on January 12, 2004, which causes interest expense reduction approximately Baht 4,460 million annually. However, on October 16, 2003, the Bank issued KASIKORNBANK PUBLIC COMPANY LIMITED Subordinated Debentures No. 3 totaling Baht 12,000 million, having a 10-year maturity, and a 3.75%-interest rate in the first five years, which causes interest expense increase approximately Baht 450 million annually.
- Gain on investments increased by Baht 1,174 million over the preceding quarter as a result of profits from sales of government bonds.

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to transfer other reserves, legal reserve, premium on expired warrants and premium on ordinary shares to compensate for the Bank's accumulated losses as at December 31, 2003 in a total amount of Baht 65,148 million on January 1, 2004. Meanwhile, such accumulated losses compensating will have no effect in the value of total shareholders' equity and the Bank's capital funds.

Remarks: 1. The Stock Exchange of Thailand requires banks to submit financial reports as follows:

1.1 The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.

1.2 The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

2. This report is generated in accordance with "Remark no. 1.1" above. To enhance the usefulness in a timely manner, the Consolidated financial statements have been added, consisting of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	March 31, 2004	December 31, 2003
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Kasikorn Factoring Co.,Ltd. ("KF")	99.99	99.99
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42

- The Consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Balance Sheet Highlights


Total Assets (Million Baht)
774,804
776,168
796,509
797,472
811,105
811,473
820,876
821,331
804,227
804,286
Mar 31, 2003
Jun 30, 2003
Sep 31, 2003
Dec 31, 2003
Mar 31, 2004
The Bank
Consolidated

Total Assets

- In the consolidated statements, total assets as of March 31, 2004 stood at Baht 804,286 million, dropping by Baht 17,045 million or 2.08% from December 31, 2003, while in the Bank-only statements, total assets were Baht 804,227 million dropping by Baht 16,648 million or 2.03% from December 31, 2003. The highlights of total assets are as follows:

>> Cash

- In the consolidated statements, cash as of March 31, 2004 stood at Baht 9,299 million, dropping Baht 9,400 million or 50.27% from December 31, 2003. The Bank-only portion totaled Baht 9,298 million, down by Baht 9,399 million, or 50.27%, from as of December 31, 2003, due largely to cash reserves withdrawn during a 4-day New Year holiday.

Balance Sheets Highlights (continued)

>> Interbank and Money Market Items - net on the Assets Side

- In the consolidated statements, total interbank and money market items - net on the assets side as of March 31, 2004, were Baht 93,324 million, dropping by Baht 11,598 million, or 11.05 % from December 31, 2003. The Bank-only portion was Baht 93,212 million, dropping by Baht 11,433 million or 10.93%, due mainly to nostro time deposits in foreign financial institutions which came due. The Bank then invested in securities purchased under resale agreements.

>> Securities Purchased under Resale Agreements

- In both the consolidated and the Bank-only statements, securities purchased under resale agreements as of March 31, 2004 totaled Baht 41,000 million, up Baht 9,290 million, or 29.30 % from December 31, 2003, due to higher yield than other investments.

>> Investments - net

- In the consolidated statements, investments-net as of March 31, 2004, totaled Baht 124,068 million, dropping Baht 11,186 million, or 8.27 % from December 31, 2003, comprising:

  - The Bank investment - net totaled Baht 120,799 million (excluding investments in subsidiary companies, totaling Baht 9,181 million), down Baht 10,670 million, or 8.12% from December 31, 2003. This was due to the fact that the Bank liquidated some debt instruments under favorable market conditions as well as some debt instruments matured.
  - The subsidiary companies' investment-net totaled Baht 3,269 million, dropping from December 31, 2003 by Baht 516 million, or 13.64% due mainly to the disposal of investments of an asset management company.

Balance Sheets Highlights (continued)

- *Type of Investments*

(Million Baht)

Type of Investments	Consolidated				The Bank			
	Mar 31, 2004	%	Dec 31, 2003	%	Mar 31, 2004	%	Dec 31, 2003	%
Debt Instruments	**116,797**	**94.14**	**127,870**	**94.57**	**116,503**	**89.63**	**127,112**	**90.30**
Government and State Enterprise Securities								
>> Trading Investments	1,713	1.38	806	0.60	1,713	1.31	806	0.57
>> Available-for-sale Investments	61,869	49.87	69,260	51.21	61,869	47.60	71,449	50.76
>> Held-to-maturity Investments	28,394	22.88	26,140	19.33	28,100	21.62	31,268	22.21
Private Enterprise Debt Instruments								
>> Trading Investments	-	-	369	0.27	-	-	369	0.26
>> Available-for-sale Investments	3,855	3.11	4,157	3.07	3,855	2.96	4,157	2.95
>> Held-to-maturity Investments	541	0.44	864	0.64	541	0.42	1,140	0.81
Foreign Debt Instruments								
>> Available-for-sale Investments	15,323	12.35	17,401	12.86	15,323	11.79	15,212	10.81
>> Held-to-maturity Investments	5,102	4.11	8,873	6.56	5,102	3.93	2,711	1.93
Equity Securities	**7,271**	**5389**	**7,384**	**5.46**	**13,477**	**10.37**	**13,653**	**9.70**
Available-for-sale Investments	1,453	1.17	1,499	1.11	1,426	1.10	1,468	1.04
General Investments	5,324	4.29	5,362	3.96	2,376	1.83	2,366	1.68
Investments in Subsidiary and Associated Companies	494	0.40	523	0.39	9,675	7.44	9,819	6.98
Total Investments – Net	**124,068**	**100.00**	**135,254**	**100.00**	**129,980**	**100.00**	**140,765**	**100.00**

>> Loans

- In the consolidated statements, loans as of March 31, 2004 stood at Baht 551,155 million, up Baht 3,237 million, or 0.59% from December 31, 2003, comprising:
  - In the Bank-only statements, loans as of March 31, 2004 stood at Baht 514,262 million (excluding loans to subsidiary companies of Baht 19,630 million), up Baht 5,312 million, or 1.04% from December 31, 2003. In this quarter, the Bank recorded net new loans totaling Baht 7,902 million, with loan write-offs through debt restructuring and legal proceedings of Baht 2,590 million.
  - For subsidiary companies, loans as of March 31, 2004 stood at Baht 36,893 million, down from December 31, 2003 by Baht 2,075 million or 5.33%, stemming from debt settlement of Baht 1,485 million, and loan write-offs Baht 755 million, and increase new loan of Baht 165 million.

Balance Sheets Highlights (continued)

- *Restructured Loans*
  - In the consolidated statements, restructured loans as of March 31, 2004, totaled Baht 115,389 million, including:
    - In the Bank-only statements, there were restructured loans of Baht 91,438 million, which included performing restructured loans of Baht 68,333 million.
    - In the subsidiary companies, there were restructured loans of Baht 23,951 million, which included performing restructured loans of Baht 12,493 million.

- *Allowance for doubtful accounts*
  - In the consolidated statements, allowance for doubtful accounts as of March 31, 2004, were Baht 55,620 million, decreasing by Baht 3,648 million or 6.16% from December 31, 2003, comprising:
    - The Bank's allowance for doubtful account totaled Baht 40,132 million, down from December 31, 2003 Baht 2,864 million or 6.66% due chiefly to write-offs through ultimate uncollectibles and debt restructuring.
    - The subsidiary companies' allowance for doubtful account as of December 31, 2003 were Baht 15,488 million, dropping Baht 784 million or 4.82% from December 31, 2003, resulting from write-offs through debt restructuring of the two asset management companies.

Balance Sheets Highlights (continued)

>> Properties foreclosed - net

- In the consolidated statements, properties foreclosed -net as of March 31, 2004, stood at Baht 15,117 million increasing by Baht 600 million, or 4.14 % from December 31, 2003. In summary:
  - In the Bank-only statements, properties foreclosed-net totaled Baht 11,504 million, up Baht 643 million, or 5.92%. The Bank acquired assets from mortgage settlements and public auctions.
  - In the subsidiaries, properties foreclosed-net, totaled Baht 3,613 million, down Baht 43 million, or 1.17% was due to the liquidation.

(Million Baht)

	Consolidated				
	March 31, 2004	**December 31, 2003**	**September 30, 2003**	**June 30, 2003**	**March 31, 2003**
Properties foreclosed	18,794	18,234	19,179	18,823	19,300
Less Allowance for Properties foreclosed	(3,677)	(3,717)	(4,032)	(4,051)	(4,141)
Properties foreclosed - net	**15,117**	**14,517**	**15,147**	**14,772**	**15,159**

(Million Baht)

	The Bank				
	March 31, 2004	**December 31, 2003**	**September 30, 2003**	**June 30, 2003**	**March 31, 2003**
Properties foreclosed	14,840	14,201	15,151	14,569	14,604
Less Allowance for Properties foreclosed	(3,336)	(3,341)	(3,622)	(3,648)	(3,709)
Properties foreclosed - net	**11,504**	**10,860**	**11,529**	**10,921**	**10,895**

>> Forward Exchange Contract Revaluation on the Assets Side

- In both the consolidated and the Bank-only statements, forward exchange contract revaluation on the assets side as of March 31, 2004, stood at Baht 1,701 million, down from December 31, 2003 by Baht 2,012 million, or 54.19%, due to maturity of sale contracts.

Balance Sheets Highlights (continued)


Total Liabilities (Million Baht)
737,277
738,313
750,104
750,732
763,418
763,444
772,418
772,518
751,243
751,020
Mar 31, 2003
Jun 30, 2003
Sep 31, 2003
Dec 31, 2003
Mar 31, 2004
The Bank
Consolidated

➤ **Total Liabilities**

- In the consolidated statements, total liabilities as of March 31, 2004 stood at Baht 751,020 million, dropping from December 31, 2003 by Baht 21,498 million, or 2.78%. In the Bank-only statements, total liabilities as of March 31, 2004 stood at Baht 751,243 million, dropping from December 31, 2003, by Baht 21,175 million, or 2.74% with highlights as follows:

>> Deposits

- In both the consolidated and the Bank-only statements, deposits as of March 31, 2004 totaled Baht 708,536 million (excluding deposits of subsidiaries totaling Baht 618 million), increasing from December 31, 2003 by Baht 23,590 million, or 3.44%, due mainly to increased saving deposits.

Balance Sheets Highlights (continued)

- *Type of Deposits*

Type of Deposits	Consolidated				
	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	June 30, 2003	Mar 31, 2003
Current	4.93%	5.26%	4.89%	4.56%	4.44%
Savings	52.06%	49.62%	48.06%	46.325	44.73%
Term - Less than 6 months	33.58%	34.82%	36.24%	38.04%	39.78%
Term - 6 months and less than 1 year	0.76%	0.83%	0.82%	0.83%	0.85%
Term - 1 year and over 1 year	8.67%	9.47%	9.99%	10.25%	10.20%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Type of Deposits	The Bank				
	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	June 30, 2003	Mar 31, 2003
Current	4.95%	5.28%	4.93%	4.60%	4.46%
Savings	52.08%	49.61%	48.06%	46.31%	44.73%
Term - Less than 6 months	33.56%	34.81%	36.21%	38.01%	39.76%
Term - 6 months and less than 1 year	0.75%	0.83%	0.82%	0.83%	0.85%
Term - 1 year and over 1 year	8.66%	9.47%	9.98%	10.25%	10.20%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Balance Sheets Highlights (continued)

>> Interbank and Money Market Items on the Liability Side

- In the consolidated statements, total interbank and money market items on the liability side as of March 31, 2004 were Baht 5,976 million, dropping Baht 1,125 million, or 15.85 % from December 31, 2003. In the Bank-only statements, the items equaled Baht 5,751 million, down Baht 1,145 million, or 16.61%. These reductions were due to fewer current deposit accounts of securities.

>> Liability payable on demand

- In the consolidated statements, liability payable on demand as of March 31, 2004 amounted to Baht 4,602 million, showing a drop of Baht 2,439 million, or 34.64% from December 31, 2003, due mainly to the fact that, as of December 31, 2003, the Bank issued a great deal of cashier's cheques, which had not been drawn, due to the long-holiday period.

>> Long-term borrowings

- In the consolidated statements, long - term borrowings as of March 31, 2004 amounted to Baht 19,834 million, dropping Baht 40,007 million, or 66.86% from December 31, 2003, because the Bank redeemed the Subordinated Debentures cum Preferred Shares No. 1 (SLIPS) in the amount of Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 in the amount of Baht 20,000 million on January 12, 2004.

Long-term borrowings as of March 31, 2004 and December 31, 2003 were as follows:

(Million Baht)

	Consolidated and the Bank					
	March 31, 2004			December 31, 2003		
Long-term borrowings	Domestic	Oversea	Total	Domestic	Oversea	Total
Subordinated Debentures	-	7,834	7,834	-	7,874	7,874
Subordinated Debentures Cum Preferred Shares No.1	-	-	-	19,967	-	19,967
Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2	-	-	-	20,000	-	20,000
Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 3	12,000	-	12,000	12,000	-	12,000
Total	**12,000**	**7,834**	**19,834**	**51,967**	**7,874**	**59,841**

Balance Sheets Highlights (continued)

➤ **Shareholders' equity**

In the first quarter of 2004, significant changes in the Bank's shareholders' equity included:

- On January 9, 2004, the Bank registered an increase in the paid-up capital by 7,485,832 shares, at par value of Baht 10 each, or a total value of Baht 74,858,320 million, following the exercise of warrants offered to employees, except directors.
- On January 12, 2004, the Bank converted class A preferred shares to 547,345 ordinary shares following the redemption of Subordinated Debentures cum Preferred Shares (SLIPS).
- On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to reduce the accumulated retained deficit amounting to Baht 65,148 million, through the transfers of legal reserves amounting to Baht 26,675 million, other reserves amounting to Baht 800 million, premium on expired warrants amounting to Baht 5,520 million and premium on ordinary shares amounting to Baht 32,153 million, respectively, without causing a change in the total amount of Shareholders' Equity and the Bank's capital funds, effective as of January 1, 2004. The financial statements for the first quarter ended March 31, 2004 have already recorded the offset in the accumulated retained deficit.

Statements of Income Highlights


Net Income for the Quarter (Million Baht)
8,236
4,372
2,648
1,928
2,003
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04
Consolidated and the Bank

➤ **Net Income**

- The Bank and subsidiaries' net income for the first quarter totaled Baht 4,372 million, up Baht 2,369 million or 118.28% over the preceding quarter, through the following operating results.

>> Net Income from Interest and Dividend

- In the consolidated statements, net income from interest and dividends totaled Baht 6,063 million, increasing by Baht 810 million, or 15.43%, from the preceding quarter, due chiefly to the following:

• ***Interest and Dividend Income***

- In the consolidated statements, income from interest and dividends was Baht 7,937 million, dropping by Baht 205 million, or 2.52%, from the preceding quarter. In the Bank-only statements, this item equaled Baht 7,512 million, down Baht 113 million or 1.48% from the quarter before. These drops were attributed to lower interest income from restructured loans and lower interest income from investment after liquidation and expiration of debt instruments.

Statements of Income Highlights (continued)

- *Interest Expenses*

- In the consolidated statements, interest expenses totaled Baht 1,874 million, dropping Baht 1,016 million, or 35.15%, from the previous quarter, and in the Bank-only statements, the item equaled Baht 1,873 million, dropping Baht 1,015 million, or 35.14%, from the previous quarter. These reductions were due mainly to lower interest expenses on long-term borrowings amounting to Baht 972 million from the redemption of the Subordinated Debentures cum Preferred Shares No. 1 (SLIPS) in the amount of Baht 19,967 million and the Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 in the amount of Baht 20,000 million, carrying an interest rate of 22.296175%, on January 12, 2004. However, on October 16, 2003, the Bank issued the KASIKORNBANK PUBLIC COMAPNAY LIMITED Subordinated Debentures No. 3, totaling Baht 12,000 million, carrying a 10-year maturity, and an interest rate of 3.75% in the first five years.

>> **Bad Debt and Doubtful Accounts**

- From the third quarter onward, the Bank has a policy to separate the allowance into 3 categories as follows:
  - Allowance for doubtful accounts for normal loans according to the Bank of Thailand regulations;
  - Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring according to the Bank of Thailand regulations, and allowance in excess of the Bank of Thailand regulations; and
  - Normalized provisioning.

  The Bank set aside the allowance for normal loans at 1% in proportion to the net incremental normal loans. In this quarter, the Bank incurred loan loss expenses for the increase in normal loans equal to Baht 71 million because normal loans grew by Baht 7,131 million from December 31, 2003.

AL

Statements of Income Highlights (continued)

>> Normalized Provisioning

- The Bank sets aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the first quarter 2004, the Bank set aside additional normalized provisions amounting to Baht 200 million, which brought the total sum set aside to Baht 1,800 million as of March 31, 2004.

>> Non-Interest Income

- In the consolidated statements, non-interest income of Baht 3,367 million increased by Baht 1,338 million or 65.94 % from the preceding quarter, due mainly to

- *Gain(loss) on investments*
  - In the consolidated statements, gain (loss) on investments totaled Baht 878 million, increasing by Baht 1,174 million, or 395.55% from the preceding quarter. In the Bank-only statements, this item totaled Baht 844 million, up from the preceding quarter by 945 million, or 941.27%, following higher profits from the sales of government bonds under the favorable market conditions.

- *Share of profit (loss) from investments on equity method*
  - In the consolidated statements, share of profit (loss) from investments on equity method included profit (loss) of associated and subsidiary companies which were not included in the consolidated statements because the amounts were not significant. Profit (loss) of five consolidated subsidiary companies(Phethai-AMC, Ploy-AMC, PLB, KF, K-ASSET), were classified in each income and expense item in the financial statements. The consolidated statement showed total share of profit (loss) on equity method of Baht 19 million, down by Baht 134 million, or 87.36% from the preceding quarter. This drop stemmed mainly from the liquidation of the Bank's investment in an associated company.
  - In the Bank-only statements, share of profit (loss) from investments on equity method, which was the profit (loss) recognized from all associated and subsidiary companies, totaled Baht 123 million, up by Baht 316 million, or 163.84% from the preceding quarter due chiefly to better performance of the Bank's two asset management companies (AMCs).

Statements of Income Highlights (continued)

>> **Non-Interest Expenses**

- In the consolidated statements, non-interest expenses of Baht 4,437 million, increased by Baht 46 million, or 1.05%, from the preceding quarter, comprising:

- *Personnel expenses*
  - The consolidated statements showed personnel expenses of Baht 1,490 million, up Baht 134 million, or 9.90% from the preceding quarter. The Bank-only portion was Baht 1,417 million, up Baht 122 million, or 9.43% from the preceding quarter, due chiefly to the increase in the annual salary base and other related personnel expenses.

- *Premises and equipment expenses*
  - In the consolidated statements, premises and equipment expenses stood at Baht 824 million, up Baht 34 million, or 4.35%. The Bank-only portion was Baht 801 million, up Baht 36 million, or 4.66% over the preceding quarter, due mainly to repair and maintenance expense of equipment

- *Taxes and duties*
  - In the consolidated statements, taxes and duties amounted to Baht 346 million, increased by Baht 37 million, or 12.12%. The Bank-only portion was Baht 328 million, up Baht 31 million, or 10.39% from the prior quarter, due mainly to special business taxes from the disposal of debt instruments.

- *Fees and services expenses*
  - In the consolidated statements, fees and services expenses of Baht 708 million, down Baht 109 million or 13.34% over the preceding quarter, comprising:
    - Fees and services expenses of the bank amounted to Baht 689 million, increasing by Baht 95 million or 16.02% from the prior quarter stemming from legal fees for debtor litigation. However, the Bank has already set an allowance for impairment of such fees in other expenses.
    - Fees and services expenses of subsidiary companies stood at Baht 19 million, dropping from the quarter before by Baht 204 million or 91.07%, due mainly to the contract with a service provider was ended in the last quarter.

Statements of Income Highlights (continued)

- *Loss on impairment of properties foreclosed*
  - In the consolidated statements, there were losses on impairment of properties foreclosed of Baht 64 million, a decrease of Baht 46 million, or 41.78% from the preceding quarter, following higher market prices of properties.

- *Other expenses*
  - In the consolidated statements, other expenses of Baht 297 million decreased by Baht 18 million or 5.81% from the preceding quarter, comprised of:
    - In the Bank-only statements, other expenses of Baht 229 million decreased by Baht 82 million, or 26.39% from the preceding quarter, resulting from the reversal of the allowance for other asset impairment, which exactly offset the other assets written off to legal fees.
    - Other expense of the subsidiary companies totaled Baht 68 million, up from the preceding quarter by Baht 64 million or 1,672.25%, reflecting the establishment of an allowance for other asset impairment.

Quality of Assets

>> Non-performing Loans (NPL)

- For the Bank and the two assets management companies, non-performing loans (including financial institutions) under the BOT criteria were recorded as follows:

(Million Baht)

	March 31, 2004			
	The Bank	Phethai Asset Management Company (Original Cost)	Ploy Asset Management Company[1]	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	64,744	21,823	1,111	87,678
Total loans used for NPL ratio calculation[2]	536,665	27,406	7,569	552,010
As a percentage of total loans	12.06	79.63	14.67	15.88

(Million Baht)

	December 31, 2003			
	The Bank	Phethai Asset Management Company	Ploy Asset Management Company[1]	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	68,316	22,610	1,393	92,319
Total loans used for NPL ratio calculation[2]	531,903	28,908	8,307	547,979
As a percentage of total loans	12.84	78.21	16.77	16.85

(1) Restructured loans only, which excluded investment in loans as of March 31, 2004 and December 31, 2003 amounting to Baht 5,564 million and Baht 5,618 million, respectively.

(2) According to the BOT directive dated January 16, 2003, total loans used for NPL ratio calculations are loans extended to general customers, as shown on the balance sheets as "loans", and loans to financial institutions, as included in interbank and money market items.

>> Classified Loans and Allowance for Doubtful Accounts

The Bank, Phethai Asset Management Company and Ploy Asset Management Company had loans and accrued interest receivables from general customers and financial institutions (excluding non-restructured investment in loans of Ploy Asset Management Company), allowance for doubtful accounts, allowance for revaluation in debt restructuring, and normalized provisioning as follows:

(Million Baht)

	Consolidated March 31, 2004			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[4] Provision
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	450,575	154,845	1	4,506
Special Mention	15,287	2,211	2	306
Sub-Standard	4,969	1,572	20	314
Doubtful	5,230	1,369	50	684
Doubtful of loss	78,781	33,232	100	33,232
Total	554,842	193,229		39,042
2. Revaluation allowance for debt restructuring				7,174
Total 1 and 2				46,216
Allowance established in excess of BOT regulations				17,110
Normalized provisioning				1,800
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				65,126
Kasikorn Factoring Co., Ltd.	1,918			75
Total	556,760			65,201

(3) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 167 million and including loans and accrued interest receivables to financial institutions amounting to Baht 2,605 million.

(4) Including the allowance for doubtful accounts of financial institutions for Baht 608 million.

Summary of operating results for the first quarter of 2004

(Million Baht)

	Consolidated December 31, 2003			
	Loans[5] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[6] Provision
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand regulations				
1. Allowance for doubtful accounts from classified loans				
Normal	443,482	153,804	1	4,434
Special Mention	13,801	2,214	2	276
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Loss	83,496	35,480	100	35,480
Total	550,950	194,004		41,248
2. Revaluation allowance for debt restructuring				6,665
Total 1 and 2				47,913
Allowance established in excess of BOT regulations				18,545
Normalized provisioning				1,600
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				68,058
Kasikorn Factoring Co., Ltd.	1,752			74
Total	552,702			68,132

[5] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 179 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,635 million.

[6] Including the allowance for doubtful accounts of financial institutions for Baht 599 million.

Summary of operating results for the first quarter of 2004

(Million Baht)

	The Bank March 31, 2004			
	Loans[3] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provision	Total Provision[4]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation				
1. Allowance for doubtful accounts from classified loans				
Normal	459,637	167,971	1	4,596
Special Mention	13,391	1,627	2	268
Sub-Standard	4,968	1,572	20	314
Doubtful	5,231	1,369	50	685
Loss	54,893	22,416	100	22,416
Total	538,120	194,955		28,279
2. Revaluation allowance for debt restructuring				5,172
Total 1 and 2				33,451
Allowance established in excess of BOT regulations				12,461
Normalized provisioning				1,800
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				47,712

(Million Baht)

	The Bank			
	December 31, 2003			
	Loans[5] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provision	Total Provision[6]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation				
1. Allowance for doubtful accounts from classified loans				
Pass	452,506	168,087	1	4,525
Special Mention	12,236	1,900	2	245
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Doubtful of loss	58,475	24,151	100	24,151
Total	533,388	196,644		29,979
2. Revaluation allowance for debt restructuring				4,721
Total 1 and 2				34,700
Allowance established in excess of BOT regulations				13,615
Normalized provisioning				1,600
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				49,915

The Bank and its asset management companies recorded total allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisions and percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by the Bank of Thailand as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Allowance for doubtful accounts for normal loans	4,506	4,434	4,596	4,525
Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring and allowance in excess of the BOT's regulations	58,820	62,024	41,316	43,790
Normalized provisioning	1,800	1,600	1,800	1,600
Total allowance for doubtful accounts	65,126*	68,058*	47,712	49,915
Allowance for doubtful accounts, revaluation allowance for debt restructuring as required by BOT	46,216	47,913	33,451	34,700
As a percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT	140.92	142.04	142.63	143.85

* Excluding allowance for doubtful accounts of Kasikorn Factoring Company Limited as of March 31, 2004 and December 31, 2003 amounting to Baht 75 million and Baht 74 million, respectively.

➢ **Capital Funds**

- The capital adequacy ratio as of March 31, 2004, according to the BOT rule(7), was 12.11% , while the BOT's minimum required level is 8.50%. The ratio dropped from December 31, 2003 because the Bank redeemed the Subordinated Debentures cum Preferred Shares No. 1 (SLIPS) worth Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 worth Baht 20,000 million on January 12, 2004. This redemption diminished Tier-1 Capital by Baht 19,967 million and Tier-2 Capital by Baht 8,000 million.

Details are as followed:

	Percent (7)				
	March 31, 2004	**December 31, 2003**	**September 30, 2003**	**June 30, 2003**	**March 31, 2003**
Tier-1 Capital	6.81 (8)	10.46	10.73	8.82	8.27
Tier-2 Capital	5.30	7.02	4.92	5.05	5.01
Total Capital Funds	12.11 (8)	17.48	15.64	13.87	13.28

(7) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(8) Excluding net profit for the half year ended December 31, 2003 and the quarterly net profit ended March 31, 2004. Should the half year net profit ended December 31, 2003 and the quarterly net profit ended March 31, 2004 be counted as the retained earnings, the tier-1 capital and total capital funds ratios would be 8.35% and 13.89%, respectively.